UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

January 28, 2026

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

333 S. Garland Ave., Suite 1300

Orlando, Florida 32801

(Full mailing address of principal executive offices)

(407) 876-1702

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Plan of Operation - Acquisitions

Truist Plaza – Orlando, Florida

On January 28, 2026, RealtyMogul Income REIT, LLC (“we” or the “Company”) acquired an $8,000,000 joint-venture limited partnership equity investment (the “Truist Plaza Equity Investment”) in a special purpose entity in connection with the recapitalization of an entity that owns a 2019-built, 209,032 square-foot mixed-use tower located in Orlando, Florida (the “Truist Plaza Property”).

The Truist Plaza Property is a Class A mixed-use tower in the heart of downtown Orlando’s Central Business District and offers premier office and retail space, an integrated 547-space parking garage, and direct SunRail access, delivering unmatched amenity access, modern infrastructure, and direct transit connectivity, positioning it as Central Florida’s premier business destination. The Truist Plaza Property stands out in the downtown Orlando office market with its NAIOP “Office Development of the Year” award in 2019, its Energy Star certification, and its age given the average Class A office building is 35 years old, according to CoStar.

The Truist Plaza Property’s rent roll is anchored by Truist Bank (NYSE: TFC, Fitch: A) (“Truist”), an investment-grade tenant which represents 42.9% of the property’s rentable square footage. E|SPACES and RSM US LLP (“RSM”) comprise 13.9% and 11.1%, respectively, of the rentable square footage. Truist was formed in December 2019 following the merger of SunTrust and BB&T and provides a broad array of financial services while serving as the fourth largest deposit base in the nation. E|SPACES is a premium co-working platform that combines the functionality of executive suites, coworking spaces, and shared offices to offer a structured, high-end atmosphere for entrepreneurs, small businesses, and corporate teams. RSM is an audit, tax, and consulting firm, focused on the middle market in the United States and is a member of the global accounting network RSM International. It is the fifth largest accounting firm in the United States. These diverse tenants carry a weighted average lease term of 4.6 years, delivering cash flow stability.

The Truist Plaza Property’s nine-story integrated parking garage provides 547 spaces, eliminating reliance on city-owned garages with short-term leases. This feature not only enhances tenant convenience but also has the ability to generate significant revenue given its proximity to major event venues like the Kia Center which serves as the home of the Orlando Magic and hosts roughly 225 events a year, welcoming more than 1.3 million patrons annually. Additionally, the building features a 180-key AC by Marriott hotel that is a separate condo and not a part of the Truist Plaza Property’s collateral. Nonetheless, the hotel provides foot traffic for the Truist Plaza Property through its best in class amenity deck that’s open to the public and hotel guests alike.

In connection with the recapitalization, an affiliate of our Manager, The Wideman Company, LLC (“Wideman”), which previously held an indirect limited partner equity interest in the special purpose entity, acquired the general partner interest in the entity and transitioned from a limited partner investor to the general partner and sponsor of the investment. In addition, affiliates of Wideman assumed certain asset management, property management, and development oversight responsibilities with respect to the Truist Plaza Property.

In addition, in connection with the Truist Plaza Equity Investment, the special purpose entity entered into a loan from an unaffiliated lender in the amount of $65,000,000 (the “Truist Plaza Loan”). The Truist Plaza Loan has a floating interest rate of SOFR plus 3.15% with a 6.00% floor. The Truist Plaza Loan is interest-only for the first 24 months of the term and includes a four-year initial term with a single two-year extension option. Starting in month 25 of the term, the loan begins amortizing on a 25-year schedule.

Wideman and its affiliates have made aggregate equity contributions of approximately $5,100,000 in connection with the investment in the special purpose entity, which includes (i) approximately $3,100,000 of retained equity rolled forward from Wideman’s existing limited partner equity interest prior to the recapitalization, and (ii) approximately $2,000,000 funded through the reinvestment of acquisition fee proceeds received by an affiliate of Wideman. In addition to obtaining the general partner interest, Wideman retained its limited partner equity investment in the special purpose entity following the recapitalization and continues to hold such equity generally on terms that are substantially similar to our equity investment in the special purpose entity with respect to operating cash flow distributions.

The special purpose entity is managed by an affiliate of Wideman, and affiliates of Wideman are entitled to certain fees in connection with this transaction. The following fees have been or will be paid to an affiliate of Wideman by the special purpose entity:

(i)	an acquisition fee equal to 1.98% of the Truist Plaza Property’s purchase price, with such amount to be invested by Wideman’s affiliate as a capital contribution on behalf of the affiliate in the Truist Plaza Equity Investment;
(ii)	an asset management fee equal to 1.0% of the annual effective gross rents generated from the Truist Plaza Property, which fee will be paid monthly;
(iii)	a property management fee equal to 3.0% of the aggregate annual effective gross revenue generated from the Truist Plaza Property that will be paid monthly; and
(iv)	a construction management fee equal to up to 5.0% of the aggregate expenditures in connection with services related to capital improvements at the Truist Plaza Property.

In addition, Wideman, in its capacity as the general partner of the special purpose entity, will be entitled to a promoted interest in an amount equal to 20% of the special purpose entity’s distributable cash under certain circumstances pursuant to the terms of the special purpose entity’s operating agreement. Wideman became entitled to the promoted interest upon assuming the general partner role in connection with the recapitalization. Wideman may allocate a portion of the promoted interest to personnel affiliated with our Manager, including Christopher Wideman, our Manager’s chief executive officer and president. We will not be entitled to the promoted interest.

Concurrent with the closing of the recapitalization, an affiliate of Wideman provided a short-term member loan to the special purpose entity in the aggregate principal amount of approximately $3,400,000 to facilitate the recapitalization. The member loan bears interest at a rate of 5.0% per annum and is expected to be repaid from proceeds of additional capital contributions from third-party investors. Interest payments on the member loan are payable by the special purpose entity and are funded from property-level cash flows. Such payments are generally made alongside distributions to common equity holders based on available operating cash flow, although repayment of the member loan may receive priority during certain capital events.

As a result of any conflicts of interest associated with such co-investment, Christopher Wideman will not participate in any determinations made on our behalf with respect to the equity investment. The transaction was reviewed and approved by our board of managers in accordance with its conflicts of interest policies, with conflicted members recusing themselves from the approval process.

We believe the recapitalization and management transition described above created an opportunity to invest in the Truist Plaza Property alongside existing investors while repositioning the asset for improved leasing and operational performance.

Plan of Operation – Results of Operations

As of February 13, 2026, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $485 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $906 million.

The aggregate value of all underlying properties in RealtyMogul Income REIT, LLC is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced net asset value (“NAV”) per share is based pursuant to our valuation policies; provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co., or Realty Mogul Commercial Capital, Co., as applicable.

Our commercial real estate assets and investments constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, LLC

By:	/s/ Christopher D. Wideman
Name:	Christopher D. Wideman
Title:	Chief Executive Officer and President

Dated: February 13, 2026